                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 AMENDMENT NO. 4

                                       TO

                                 SCHEDULE 14D-9


                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  VIASOFT, INC.
                            (NAME OF SUBJECT COMPANY)

                                  VIASOFT, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                         COMMON STOCK, $0.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   92552U-10-2
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                            CATHERINE HARDWICK, ESQ.
                             3033 NORTH 44TH STREET
                                    SUITE 101
                                PHOENIX, AZ 85018
                                 (602) 952-0050
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
              TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF THE
                           PERSON(S) FILING STATEMENT)

                                 WITH COPIES TO:

                             WILLIAM M. HARDIN, ESQ.
                            RONDA R. BECKERLEG, ESQ.
                              OSBORN MALEDON, P.A.
                      2929 NORTH CENTRAL AVENUE, SUITE 2100
                           PHOENIX, ARIZONA 85012-2794
                                 (602) 640-9000
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                                  INTRODUCTION

         Viasoft, Inc. ("Viasoft") hereby amends and supplements its Solicitation/ Recommendation Statement on Schedule 14D-9 dated July 22, 1999, as previously supplemented and amended by Amendment No. 1 thereto dated August 5, 1999, Amendment No. 2 thereto dated August 20, 1999 and Amendment No. 3 thereto dated September 21, 1999 (the "Schedule 14D-9"), with respect to the tender offer made by Compuware Corporation, a Michigan corporation ("Compuware"), and CV Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Compuware ("Purchaser") to purchase all of the outstanding Shares. Capitalized terms not defined herein shall have the meanings assigned thereto in the
Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

         Item 8(c) of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

                  On October 12, 1999, Viasoft issued the press release attached hereto as Exhibit 16. The information set forth in the press release is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

         Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

Exhibit 16                 Press Release dated October 12, 1999.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                                 VIASOFT, INC.



                                                 By: /s/ Steven D. Whiteman
                                                 Steven D. Whiteman
                                                 Chairman of the Board and Chief
                                                 Executive Officer


Dated:  October 14, 1999

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                                  EXHIBIT INDEX

         Except as noted below, the following Exhibits have been previously filed in connection with this Schedule 14D-9.

Exhibit
Number            Description
----------        --------------
1                 Letter to Shareholders of Viasoft, Inc. dated July 22, 1999.

2                 Text of Joint Press Release issued by Compuware and the
                  Company on July 15, 1999.

3 Opinion of Broadview International LLC (included as Annex B to the Schedule 14D-9).

4                 Agreement and Plan of Merger dated as of July 14, 1999, among
                  Viasoft, Inc., Compuware Corporation and CV Acquisition, Inc.

5                 Shareholder Tender and Voting Agreement dated as of July 14,
                  1999, among CV Acquisition, Inc. and certain shareholders and option holders of Viasoft, Inc.

6                 Viasoft, Inc. Change in Control Separation Plan dated July 14,
                  1999.

7                 Portions of the Company's definitive Proxy Statement dated
                  October 15, 1998.

8                 Confidentiality Agreement between Compuware and Viasoft, Inc.
                  dated as of June 2, 1999.

9                 Amendment to Rights Agreement Between Viasoft, Inc. and Harris
                  Trust and Savings Bank, as Rights Agent dated as of July 14,
                  1999.

10                ANNEX A  Information Statement

11                ANNEX B  Opinion Of Broadview International LLC

12                Press Release dated August 4, 1999.

13                First Amendment to Agreement and Plan of Merger among
                  Compuware Corporation, CV Acquisition, Inc. and Viasoft, Inc.
                  dated as of August 18, 1999.

14                Press Release dated August 19, 1999.

15                Press Release dated September 20, 1999.

16                Press Release dated October 12, 1999.*

* FILED HEREWITH

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